TRANSMISSÃO PAULISTA

Data São Paulo, July 16, 2007 *Ref. CT/FR/02113/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9

07025480

Washington, D.C. 20549

2007 JUL 23 P 12:47

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing copies of the Call Notice, Minutes of the Extraordinary Shareholders Meeting held on July 12, 2007 and of the Notice to Shareholders, all documents regarding the Companhia de Transmissão de Energia Elétrica Paulista's Reverse Stock Split, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

7/25

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Rua Casa do Ator, 1155 - 04546-004 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax.: (0xx11) 3138-7009

Empresa do GRUPO ISA

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

PUBLICLY HELD COMPANY - CNPJ 02.998.611/0001- 04

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of CTEEP ("Company") are hereby invited by the Board of Directors pursuant to the Articles 12 and 13 of the Company Bylaws to attend the Extraordinary General Shareholders' Meeting to be held on July 12, 2007 at 9:00 a.m. at the Company's registered offices at Rua Casa do Ator, 1,155, 9th floor, Vila Olímpia, São Paulo, SP, to deliberate upon the following agenda:

1. Election of an alternate member to the Fiscal Council.
2. Reverse stock split of the Company's shares attributing 1 (one) new share in substitution for each group of 1,000 (one thousand) shares of each existing.
3. Amendment to Article 4, subsection II of Article 25, and Paragraph 1 of Article 28 of the Company's Bylaws.

Pursuant to CVM Instructions nrs. 165/91 and 282/98, 5% (five per cent) of the ordinary capital stock is required to adopt the multiple vote process.

The documents regarding the above mentioned agenda are available at the Company's headquarters and at the website http://www.cteep.com.br/invest_comunicados.shtml.

São Paulo, June 20, 2007

Luis Fernando Alarcón Mantilla
Chairman

TRANSMISSÃO PAULISTA

CTEEP – COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
C.N.P.J. nº 02.998.611/0001-04
NIRE 35300170571
MINUTES OF THE EXTRAORDINARY GENERAL METING HELD ON JULY 12, 2007

(Drawn in summary form, according to article 130, paragraph one of Law nr. 6,404/76)

1) Time, date and place: Held at 09:00 a.m. on July 12 (twelfth) 2007, at the registered offices of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista ("Company"), situated at Rua Casa do Ator 1,155 – 9th floor, Vila Olímpia, São Paulo, SP.

2) Call Notice: Call Notice published in the newspaper "Diário Oficial do Estado de São Paulo", editions of June 26, 2007, page 31, June 27, 2007, page 31 and June 28, 2007, page 30, and the newspaper O Estado de São Paulo, editions of June 26, 2007, page C5, June 27, 2007, page B4 and June 28, 2007, page B4.

3) Agenda: 1. Election of an alternate member to the Fiscal Council; 2. Reverse stock split of the Company's shares attributing 1 (one) new share in substitution for each group of 1,000 (one thousand) shares of each existing; 3. Amendment to Article 4, subsection II of Article 25, and Paragraph 1 of Article 28 of the Company's Bylaws.

4) Quorum: Shareholders representing more than two thirds of the capital stock with voting rights according to the signatures contained in the Shareholders' Present Register and Executive Officers of CTEEP.

5) On Motion: President: Fernando Augusto Rojas Pinto, Secretary: Maria Ignez Mendes de Vinhaes da Costa.

6) Resolutions Adopted: The shareholders present unanimously approved the following items:

(1) election of the alternate member of the Fiscal Council **Arnaldo Marques de Oliveira Neto**, Brazilian, married, Company Administrator, bearer of Brazilian identity document number 1.859.425 - SSP/BA, enrolled in the private taxpayers' register (CPF/MF) under number 278.724.085-20, resident and domiciled at Rua São Paulo Antigo, 266 – Apt. 23, Real Parque, in the city and state of São Paulo in substitution to Fiscal Councilor Carlos Lencioni, who resigned on March 19, 2007; with a term of office to run until the Ordinary General Meeting due to take place in the first four months of 2008 pursuant to the Company's Bylaws;

(2) proposal of the Board of Directors approved at its 159th meeting held on June 18, 2007 for the reverse stock split of the Company's shares, attributing 1 (one) new share in substitution for each group of 1,000 (one thousand) shares of each existing type as follows: (a) the reverse stock split shall not imply any change in the value of the capital stock of the Company, the purpose being to standardize the trading parameters adopted by the São Paulo Stock Exchange – Bovespa, which is instructing publicly held companies to adopt the unit quotation of their shares rather than the quotation in lots of a thousand

shares, the purpose being to establish better trading conditions for the shares issued by the Company; (b) the Company's existing shares shall undergo a reverse stock split at a ratio of 1,000 (one thousand) shares of each type for each 01 (one) share of the respective type such that the 149,285,034,996 nominative book entry shares, with no par value, being 62,558,662,803 common shares with voting rights and 86,726,372,193 preferred shares without voting rights, representing the Company's capital stock, shall be transformed in 149,285,034 common nominative shares, being 62,558,662 common shares with voting rights and 86,726,372 preferred shares without voting rights. The new shares resulting from the reverse stock split shall grant their title holders identical rights to those actually assured by the Company's Bylaws for the respective type of share; (c) the ADRs - American Depositary Receipts of the Company, currently in the proportion of 3,000 (three thousand) shares of each type for 01 (one) ADR shall undergo a reverse stock split at the ratio of 1 (one) share of each type for each 01 (one) ADR of the respective type. The new ADRs originating from the reverse stock split shall entitles their holders to identical rights to those actually assured by Company's Bylaws for the respective type of ADR; (d) the shareholders shall have a period of 30 (thirty) days, as from the *publication* of the Notice to Shareholders with respect to the reverse stock split herewith approved, at their discretion, through the purchase or sale of shares, to adjust their shareholding positions in multiple lots of 1,000 shares, by type, through private negotiation or via the stock exchange, such that their shares do not generate fractions following the completion of the reverse stock split; (e) the period for adjusting positions having expired, the shares shall be negotiated on the post reverse stock split basis and quoted at a unit value and the eventual share fractions shall be separated and grouped in whole numbers and sold on BOVESPA, the resulting values of the sale being held proportionally at the disposition of the holders of these fractions. The physical-financial settlement shall be effected normally, the product of the sale being treated as follows: (i) the shareholders, whose shares are deposited with Banco Itaú S.A., with registration details current and holding active current accounts with this institution shall have the values credited in the respective current accounts; (ii) the shareholders whose shares are deposited with Banco Itaú S.A., with registration details current but without active current accounts at this institution should call at any branch of Banco Itaú S.A. with identity documents, enrollment card indicating taxpayers' registration (CPF/MF) and proof of residence, in order to draw the respective values in cash; (iii) the shareholders whose shares are deposited with Banco Itaú S.A., but with stale registration details and without active current accounts at this institution should call at any branch of Banco Itaú S.A. with identity documents, enrollment card indicating taxpayers' registration (CPF/MF) and proof of residence, in order to draw the respective values in cash; and (iv) the shareholders whose shares are held with CBLC's depository service shall receive the funds through the intermediary of the depository agents; and (f) the shareholders authorize the management of the Company to take all the necessary measures to conclude the reverse stock split herein approved and the consequent publication of the Notice to Shareholders in this respect.

(3) Amendment of Article 4., subsection II of Article 25, and Paragraph 1. of Article 28 of the Bylaws. The statutory amendment has received the approval of ANEEL (the Brazilian electricity industry regulatory agency) through order number 2,044, published in the newspaper "Diário Oficial da União", Section 1

of July 4, 2007, page 122. Article 4, subsection II of Article 25, and Paragraph 1 of Article 28 of the Bylaws shall from henceforth carry the following wording: "**Article 4** - The subscribed and paid in capital stock is R$462,000,000.00 (four hundred and sixty-two million reais), divided into 149,285,034 (one hundred and forty-nine million, two hundred and eighty-five thousand and thirty-four) shares, being 62,558,662 (sixty-two million, five hundred and fifty-eight thousand, six hundred and sixty-two) common and 86.726.372 (eighty-six million, seven hundred and twenty-six thousand three hundred and seventy-two) preferred shares, all nominative, book entry, and with no par value. **Article 25** – It is incumbent on a meeting of the Executive Board on the basis of a majority vote to: **II** – approve the corporation's internal charter and regulations and levels of authorization of management and employees for the approval of matters in hand and documents; **Article 28** – The judicial and extra-judicial representation of the corporation is incumbent on its Chairman, conditional upon legal and statutory authorities. **Paragraph 1.** – The corporation shall always be represented in acts that involve financial responsibility of the corporation or exonerate third parties from responsibility, (i) by the joint signatures of 2 (two) Officers, (ii) by the joint signatures of 1 (one) Officer and 1 (one) attorney-in-fact, (iii) by the joint signatures of 2 (two) attorneys-in-fact, in compliance with the approved levels of authority and delegated by the Executive Board through a power of attorney, and (iv) by the sole signature of 1 (one) Officer, as long as expressly and specifically authorized by the Board of Directors for the signature of given documents, pursuant to the minutes of the Board of Directors Meeting."

7) Termination: There being no further items on the agenda, the drafting of the present minutes in summarized form was authorized. These having been read and found correct were signed by the shareholders present, authorization being given for the said minutes to be published without the respective signatures pursuant to Article 130, Paragraph 2 of Law 6.404/76.

São Paulo, July 12, 2007

Maria Ignez Mendes de Vinhaes da Costa
Secretary

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA
A PUBLICLY HELD COMPANY - CNPJ 02.998.611/0001- 04

NOTICE TO SHAREHOLDERS

REVERSE STOCK SPLIT

We inform the Company's Shareholders that pursuant to the resolution of the Extraordinary General Meeting held on July 12, 2007, the proposal for a reverse stock split for the total number of shares representing the capital stock of the Company was approved in accordance with the provisions of Article 12 of Law 6,404/76, with the following characteristics:

(i) The reverse stock split of the total number of shares representing the capital stock of the Company, at the ratio of 1,000 (one thousand) shares to 1 (one) share of the same type was decided, from henceforth the capital stock being represented by 149,285,034 book entry shares, with no par value, being 62,558,662 common shares and 86,726,372 preferred shares, the value of the Company's capital stock remaining unchanged;

(ii) The purpose of the reverse stock split is to: (1) adjust the quotation unit value of the shares to a level that is more appropriate from the market point of view, given that the quotation in Reais per share provides greater visibility than a quotation per lot of 1,000 (one thousand) shares; (2) to render uniform the share quotation base in the domestic market, in line with an initiative on the part of the São Paulo Stock Exchange BOVESPA; (3) reduce operational costs and increase the efficiency of the information registration system provided to CTEEP's shareholders; and (4) reduce the possibilities of errors of information, improving the level of service to CTEEP's shareholders;

(iii) During the period from July 13, 2007 and August 13, 2007, the shareholders may at their discretion and exclusive criterion, adjust their positions in shares, by types, in multiples of 1,000 (one thousand) shares, such that their shares do not generate fractions following the completion of the reverse stock split process, through negotiation with brokerage houses authorized to operate by BOVESPA;

(iv) As from August 14, 2007, the shares representing the Company's capital stock shall be traded exclusively in the new share unit with a quotation in Reais (R$) per share;

(v) On August 23, 2007, the total amount of share fractions resulting from the reverse stock split shall be sold by auction on BOVESPA. The fractions of shares shall be debited from the positions of the shareholders, prior to the holding of the auction,

the product of the sale being available as from August 28, 2007, in the name of each shareholder of a fraction in the following manner:

(a) Shareholders with a current account at Banco Itaú S.A., or with other banks and that have notified as such to Itaú, shall have the values due to them automatically credited on the aforementioned starting date. The shareholders, not current account holders, must call at any branch of Itaú in person, with the documents providing the necessary qualifications to receive the values in question;

(b) The value corresponding to the sale of shares by shareholders, whose shares are held at CBLC's (Brazilian Clearing and Depository Corporation) depository service shall be paid in directly to that company, it being incumbency upon the said company to pass these amounts on to the shareholders through the Depository Agents; and

(c) For the shareholders whose shares have been withheld or where registration details are stale, the value shall be retained by the Company and maintained at the disposal of the respective shareholder for payment, exclusively through the presentation of substantiating documentation for liberation of the shares or due identification as the case may be.

São Paulo, July, 12 2007

Eduardo Feldmann Costa
Chief Financial and Investor Relations Officer

END